Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Reports First Quarter 2018 Results

Record Quarter Drives Increase in Full Year Production Guidance

Toronto, Ontario (May 1, 2018) - Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported its financial results for the first quarter ended March 31, 2018 and reviewed its operating, exploration and development activities.
“We delivered another record quarter of production and given the strong start to the year, we’ve increased full year production guidance to a range of 490,000 to 530,000 ounces. The increase was driven by stronger than expected performances from our Mulatos and Island Gold mines, the latter establishing a new record in its first full quarter as part of Alamos. Our financial performance continues to improve with strong free cash flow growth expected from our operations into the second half of the year reflecting higher production and lower costs,” said John A. McCluskey, President and Chief Executive Officer.
First Quarter 2018 Highlights

•
Produced a record 128,900 ounces of gold, above budget and 34% higher than the first quarter of 2017 driven by strong performances from Mulatos and Island Gold. This marks the fourth consecutive quarter of record production

•	Increased 2018 production guidance at both Mulatos and Island Gold, bringing Company-wide guidance to a range of 490,000 to 530,000 ounces of gold

•
Island Gold reported record quarterly gold production of 28,100 ounces, in its first full quarter as part of Alamos. Mine-site all-in sustaining costs[1] of $633 per ounce were well below guidance and the operation generated $9.8 million in mine-site free cash flow[1]. As a result of this strong performance, production guidance at Island Gold has been increased to between 95,000 and 105,000 ounces for 2018

•	Sold 130,045 ounces of gold at an average realized price of $1,331 per ounce for record revenues of $173.1 million

•
Cost of sales of $1,113 per ounce, total cash costs[1] of $789 per ounce and all-in sustaining costs ("AISC")[1] of $935 per ounce were all down from the first quarter of 2017, with total cash costs and AISC decreasing 5% and 8%, respectively

•
Reported adjusted net earnings[1] of $12.3 million or $0.03 per share[1], reflecting adjustments for unrealized foreign exchange losses recorded within both deferred taxes and foreign exchange of $10.8 million, as well as other one-time items

•	Reported net earnings of $0.6 million, or $0.00 per share

•
Generated cash flow from operating activities of $58.8 million ($62.6 million or $0.16 per share, before changes in working capital1), reflecting record production, lower cash costs and stronger operating margins

•
Generated $24.3 million in mine-site free cash flow[1], and $7.3 million of company-wide free-cash flow[1] in the first quarter, both ahead of budget, reflecting a higher realized gold price and stronger production at Mulatos and Island Gold

•	Ended the quarter with no debt and $231.8 million in cash and cash equivalents, up from $200.8 million as of December 31, 2017

•	Liquidated the Company's equity positions in AuRico Metals and Corex Gold, generating proceeds of $24.9 million and realizing a gain of $14.3 million recorded directly in retained earnings (deficit)

•	Announced a semi-annual dividend of $0.01 per share, or $3.9 million, paid to shareholders on April 30, 2018

(1) Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release for a description and calculation of these measures.

Highlight Summary

	Three Months Ended March 31,
	2018	2017
Financial Results (in millions)
Operating revenues	$173.1	$121.0
Cost of sales (1)	$144.7	$110.1
Earnings from operations	$18.5	$2.2
Net earnings	$0.6	$0.1
Adjusted net earnings (loss) (2)	$12.3	($5.1)
Cash provided by operations before working capital and cash taxes(2)	$62.6	$34.2
Cash provided by operating activities	$58.8	$20.1
Capital expenditures (sustaining) (2)	$10.7	$9.3
Capital expenditures (growth) (2),(3)	$40.8	$24.3
Operating Results
Gold production (ounces) (4)	128,900	96,200
Gold sales (ounces)	130,045	98,755
Per Ounce Data
Average realized gold price	$1,331	$1,225
Average spot gold price (London PM Fix)	$1,329	$1,219
Cost of sales per ounce of gold sold (includes amortization) (1)	$1,113	$1,115
Total cash costs per ounce of gold sold (2)	$789	$827
All-in sustaining costs per ounce of gold sold (2)	$935	$1,014
Share Data
Earnings per share, basic	$0.00	$0.00
Adjusted earnings per share, basic (2)	$0.03	($0.02)
Weighted average common shares outstanding (basic) (000’s)	389,254	284,748
Financial Position (in millions)
Cash and cash equivalents (5)	$231.8	$200.8

(1)	Cost of sales includes mining and processing costs, royalties, and amortization expense.

(2)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures.

(3)	Includes capitalized exploration and La Yaqui Phase I development.

(4)
Gold production from Island Gold has been included in this table for the period subsequent to November 23, 2017 only. Gold production from Island Gold for the three months ended March 31, 2017 was 23,772 ounces.

(5)	Comparative Cash and cash equivalents balance as at December 31, 2017.

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	Three Months Ended March 31,
	2018	2017(1)
Gold production (ounces)
Young-Davidson	41,000	40,400
Mulatos	46,000	40,000
Island Gold (1)	28,100	—
El Chanate	13,800	15,800
Gold sales (ounces)
Young-Davidson	44,790	43,827
Mulatos	44,659	38,675
Island Gold (1)	27,503	—
El Chanate	13,093	16,253
Cost of sales (in millions)(2)
Young-Davidson	$57.0	$50.3
Mulatos	$43.6	$40.0
Island Gold (1)	$27.5	—
El Chanate	$16.6	$19.8
Cost of sales per ounce of gold sold (includes amortization)
Young-Davidson	$1,273	$1,148
Mulatos	$976	$1,034
Island Gold (1)	$1,000	—
El Chanate	$1,268	$1,218
Total cash costs per ounce of gold sold (3)
Young-Davidson	$824	$710
Mulatos	$786	$827
Island Gold (1)	$553	—
El Chanate	$1,176	$1,144
Mine-site all-in sustaining costs per ounce of gold sold (3),(4)
Young-Davidson	$994	$851
Mulatos	$842	$920
Island Gold (1)	$633	—
El Chanate	$1,191	$1,187
Capital expenditures (growth and sustaining) (in millions)(3)
Young-Davidson	$22.9	$18.6
Mulatos(5)	$7.2	$11.4
Island Gold (1),(5)	$13.9	—
El Chanate	$0.1	$0.6
Other	$7.4	$3.0

(1)
Operating and financial results from Island Gold are included in Alamos’ consolidated financial statements for the period subsequent to November 23, 2017. Gold production from Island Gold for the three months ended March 31, 2017 was 23,772.

(2)	Cost of sales includes mining and processing costs, royalties and amortization.

(3)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release for a description and calculation of these measures.

(4)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(5)	Includes capitalized exploration.

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Outlook and Strategy

	2018 Guidance						Total
	Young-Davidson	Mulatos	Island Gold	El Chanate	Turkey(5)	Other (2)	Original	Revised
Gold production (000’s ounces)
Revised Guidance	200-210	155-165	95-105	40-50	—	—		490-530
Original Guidance	200-210	150-160	90-100	40-50	—	—	480-520
Cost of sales, including amortization (in millions)(4)	$233	$160	$102	$58	—	—	$536	$550
Cost of sales, including amortization ($ per ounce)(4)	$1,125	$1,000	$1,025	$1,285	—	—	$1,075	$1,080
Total cash costs ($ per ounce)(1)	$675	$800	$575	$1,200	—	—	$740	$740
All-in sustaining costs ($ per ounce)(1)					—	—	$950	$950
Mine-site all-in sustaining costs ($ per ounce)(1),(3)	$850	$900	$825	$1,200	—	—	—	—
Amortization costs ($ per ounce)(1)	$450	$200	$450	$85	—	—	$335	$340
Capital expenditures (in millions)
Sustaining capital(1)	35-40	8-10	25-27	—	—	—	68-77	68-77
Growth capital(1)	35-40	18-20	25-28	—	$25	$46 (2)	$224-234	149-159
Total capital expenditures(1)	70-80	26-30	50-55	—	$25	$46	$292-$311	$217-$236

(1)	Refer to the "Non-GAAP Measures and Additional GAAP" disclosure at the end of this press release and associated MD&A for a description of these measures.

(2)	Includes capitalized exploration at all operating sites and development projects.

(3)
For the purposes of calculating mine-site all-in sustaining costs at individual mine sites, the Company does not include an allocation of corporate and administrative and share based compensation expenses to the mine sites.

(4)	Cost of sales includes mining and processing costs, royalties, and amortization expense.

(5)	Capital guidance at Kirazlı reduced to $25 million from the original budget of $100 million.

The Company continues to deliver on its strategic priorities of increasing cash flow from its operations while advancing its portfolio of low-cost development projects. In 2017, this included reporting record gold production and an 8% reduction in all-in sustaining costs.
This strong operational performance continued into the first quarter of 2018 with production of 128,900 ounces of gold, exceeding budget and setting a new quarterly record. This marks the fourth consecutive quarter of record production. Reflecting the strong start to the year, the Company has increased its 2018 production guidance at both Island Gold and Mulatos by 5,000 ounces, bringing the revised production guidance to a range of 490,000 to 530,000 ounces, representing a 19% increase over 2017 (based on the mid-point of guidance). All-in sustaining costs are expected to average $950 per ounce, supporting increasing operating margins and mine-site free cash flow. Capital spending at the four operating mines is expected to total between $146 and $165 million for the year.
Consistent with budget, production in the second quarter of 2018 is expected to be approximately 125,000 ounces, at slightly higher all-in sustaining costs than the first quarter as a result of additional sustaining capital. The Company expects stronger production from Young-Davidson to offset slightly lower production from Island Gold and Mulatos. In the second half of 2018, the Company anticipates stronger gold production, lower total cash costs and a lower rate of capital spending, all of which is expected to contribute to higher mine-site free cash flow compared to the first half of the year.
Young-Davidson produced 41,000 ounces in the first quarter and is expected to produce between 200,000 and 210,000 ounces for the full year at mine-site all-in sustaining costs of $850 per ounce. Similar to 2017, the Company expects stronger gold production in the second quarter and more notably in the second half of 2018 driven by higher underground grades and mining rates. Combined with lower total cash costs and a reduced rate of capital spending, this will drive stronger mine-site free cash flow in the second half of 2018.
Island Gold produced 28,100 ounces of gold in the first quarter, exceeding its budget and setting a new quarterly record. Given the outperformance in the first quarter, the operation is now expected to produce between 95,000 and 105,000 ounces in 2018, a 5% increase from previously guided levels, at mine-site all-in sustaining costs of $825 per ounce. The Phase I expansion of the Island Gold mill to 1,100 tpd remains on track and is expected to be completed

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by the end of the third quarter. This is anticipated to drive production growth at lower costs in 2019 and beyond. Accordingly, the Company expects significant free cash flow growth in 2019.
In parallel to the Phase I mill expansion, the Company is pursuing an aggressive exploration program at Island Gold which has been successful in driving nearly a 400% increase in Mineral Reserves and a 60% increase in the Mineral Reserve grade since 2014.
Ongoing exploration success will be incorporated into an evaluation of the most effective and economic approach to a Phase II expansion of the operation beyond 1,100 tpd.
Total production from the Mulatos district (including La Yaqui Phase I) increased to 46,000 ounces in the first quarter, also exceeding budget. As a result, Mulatos is now expected to produce between 155,000 to 165,000 ounces in 2018, a 3% increase from previously guided levels, at mine-site all-in sustaining costs of $900 per ounce.
El Chanate produced 13,800 ounces in the first quarter and is expected to produce 40,000 to 50,000 ounces for the full year. This is down from 2017 reflecting lower mining rates with mining activities expected to cease mid-2018. Given the long leach cycle at El Chanate, the Company expects to benefit from ongoing gold production beyond 2018 through residual leaching. This will be lower cost and higher margin production, with mining activities completed, and is expected to drive higher mine-site free cash flow from the operation.
The Company expects combined annual gold production of at least 500,000 ounces from its existing operations in 2019 and 2020 with low cost production growth from Island Gold replacing production from El Chanate. Consolidated all-in sustaining costs are expected to decrease in 2019 reflecting the completion of the Phase I expansion at Island Gold and end of the 5% royalty at Mulatos, with a further decline expected in 2020 reflecting higher underground mining rates at Young-Davidson. Similarly, capital spending at existing operations is expected to trend lower in 2019 and 2020 reflecting the completion of the Phase I expansion at Island Gold and lower mine infrastructure at Young-Davidson. Increased production combined with declining operating costs is expected to result in strong free cash flow growth over the next three years.
Capital spending on development projects, including capitalized exploration, is dependent on timing of receipt of the GSM (Business Opening and Operation) permit for the Kirazlı project, located in Turkey. On April 18, 2018, a snap election was called in Turkey with early parliamentary and presidential elections scheduled to be held on June 24, 2018. The Company does not anticipate receiving the GSM permit until after the election, which will delay construction activities planned for this year. As a result, the Company is revising its 2018 capital budget for Kirazlı to $25 million, down from $100 million, with spending focused on specific infrastructure projects, notably road, powerline, and water reservoir construction. The Company will update its 2018 capital budget once the GSM permit has been received allowing for the ramp up of full scale construction activities.
In addition to capital spending in Turkey, a total of $46 million is budgeted for development at Cerro Pelon, La Yaqui Grande and Lynn Lake as well as capitalized exploration at all sites. Total exploration spending of $36 million will be focused on Island Gold and Mulatos for the remainder of the year.
The Company is well positioned to fund this growth having significantly de-risked its balance sheet over the past year. The Company is debt free with growing cash flow from its operations and over $630 million of cash and available liquidity under the Company's credit facility.

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First Quarter 2018 Results
Young-Davidson Operational and Financial Review

	Three Months Ended March 31,
	2018	2017
Gold production (ounces)	41,000	40,400
Gold sales (ounces)	44,790	43,827
Financial Review (in millions)
Operating Revenues	$59.5	$53.6
Cost of sales (1)	$57.0	$50.3
Earnings from operations	$2.5	$3.3
Cash provided by operating activities	$27.4	$18.5
Capital expenditures (sustaining) (2)	$7.6	$6.1
Capital expenditures (growth) (2)	$15.3	$12.5
Mine-site free cash flow (2)	$4.5	($0.1)
Cost of sales, including amortization per ounce of gold sold (1)	$1,273	$1,148
Total cash costs per ounce of gold sold (2)	$824	$710
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)	$994	$851
Underground Operations
Tonnes of ore mined	585,060	576,019
Tonnes of ore mined per day ("tpd")	6,501	6,400
Average grade of gold (4)	2.35	2.56
Metres developed	3,144	3,242
Mill Operations
Tonnes of ore processed	669,287	694,624
Tonnes of ore processed per day	7,437	7,718
Average grade of gold (4)	2.22	2.18
Contained ounces milled	46,193	48,774
Average recovery rate	90%	89%

(1)	Cost of sales includes mining and processing costs, royalties and amortization.

(2)
Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures. Total cash costs and mine-site AISC are exclusive of net-realizable value adjustments.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(4)	Grams per tonne of gold ("g/t Au").

Young-Davidson produced 41,000 ounces of gold in the first quarter of 2018, higher than the same period of 2017 but lower than the fourth quarter of 2017 due to lower underground mining rates and mined grades. The Company mined 585,060 tonnes of ore from underground in the first quarter, or 6,501 tpd, representing an increase over the prior year period. Underground mining rates were lower in the first quarter than in the fourth quarter of 2017, as a result of temporary constraints related to the paste fill sequence.
In addition, underground grades in the first quarter of 2.35 g/t Au were lower than the previous quarter and the same period of 2017 primarily as a result of mine sequencing. As previously guided, gold production is expected to increase in the second quarter and second half of 2018, with grades and underground mining rates expected to increase through the year.
During the first quarter, 669,287 tonnes, or 7,437 tpd, were processed through the mill with grades averaging 2.22 g/t Au, slightly higher from the prior year period. Mill throughput decreased compared to the fourth quarter of 2017 due to a scheduled liner change in January. Mill recoveries of 90% were in line with expectations and marginally higher than the prior year period.
Financial Review
For the three months ended March 31, 2018, revenues of $59.5 million were $5.9 million higher than the prior-year period, reflecting more ounces sold and a higher realized gold price.
In the first quarter of 2018, cost of sales of $57.0 million were higher than the prior year period reflecting higher tonnes mined and input costs. Cost of sales reflects mining and processing costs, royalties, and amortization expense.
Total cash costs in the first quarter were $824 per ounce, representing a 16% increase from the first quarter of 2017. The increase was attributable to higher gross costs driven by an increase in paste fill, maintenance and labour costs. Underground mining costs were higher than the prior year period due to a combination of increased paste fill activities and a higher allocation of development costs to operating expense, which impacts cost per tonne. The stronger

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Canadian dollar had a nominal impact on total cash costs compared to the prior year as the Company has hedged the majority of its Canadian dollar operating and capital costs at budgeted foreign exchange rates for the first half of 2018. Mine-site AISC were $994 per ounce, 17% higher than the prior year period reflecting higher total cash costs and sustaining capital expenditures.
Capital expenditures totaled $22.9 million in the first quarter, 23% higher than the same period of 2017, reflecting the higher proportion of capital expected in the first half of 2018 as outlined in the Company's guidance. Capital spending in the first quarter was focused primarily on lateral development in the upper and lower mines, and lower mine infrastructure. Total capital expenditures in the first quarter included $7.6 million of sustaining capital and $15.3 million of growth capital.
Young-Davidson generated mine-site free cash flow of $4.5 million in the first quarter, lower than in recent quarters as a result of lower production and higher costs. The Company expects mine-site free cash flow to grow in subsequent quarters as production and operating margins increase and capital spending declines.

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Island Gold Operational and Financial Review

	Three Months Ended March 31,
	2018	2017 (1)
Gold production (ounces) (1)	28,100	—
Gold sales (ounces) (1)	27,503	—
Financial Review (in millions)
Operating Revenues	$36.6	—
Cost of sales (2)	$27.5	—
Earnings from operations	$9.0	—
Cash provided by operating activities	$23.7	—
Capital expenditures (sustaining) (3)	$2.2	—
Capital expenditures (growth) (3),(6)	$11.7	—
Mine-site free cash flow (3)	$9.8	—
Cost of sales, including amortization per ounce of gold sold (2)	$1,000	—
Total cash costs per ounce of gold sold (3)	$553	—
Mine-site all-in sustaining costs per ounce of gold sold (3),(4)	$633	—
Underground Operations
Tonnes of ore mined	84,655	91,710
Tonnes of ore mined per day ("tpd")	941	1,019
Average grade of gold (5)	11.06	8.64
Metres developed	1,555	2,083
Mill Operations
Tonnes of ore processed	82,105	83,365
Tonnes of ore processed per day	912	926
Average grade of gold (5)	11.07	9.18
Contained ounces milled	29,224	24,594
Average recovery rate	96%	97%

(1)
Financial results from Island Gold are included in Alamos’ consolidated financial statements for the period subsequent to November 23, 2017. Gold production from Island Gold for the three months ended March 31, 2017 was 23,772.

(2)	Cost of sales includes mining and processing costs, royalties and amortization.

(3)
Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures. Total cash costs and mine-site AISC are exclusive of net-realizable value adjustments.

(4)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(5)	Grams per tonne of gold ("g/t Au").

(6)	Includes capitalized exploration of $3.1 million for the three months ended March 31, 2018.

The first quarter of 2018 was the first full quarter that the Company owned and operated Island Gold. Operating and financial results exceeded budget with record production of 28,100 ounces of gold, an increase of 18% from the prior year period reflecting higher grades mined and milled. Given the strong first quarter performance, the Company is increasing 2018 production guidance to a range of 95,000 to 105,000 ounces.
The Company mined 84,655 tonnes of ore from underground in the first quarter of 2018, or 941 tpd, lower than the prior year period. The Company expects to ramp up mining rates in the second half of 2018 concurrent with the completion of the mill expansion to 1,100 tpd. Underground mining rates are expected to average 1,000 tpd in 2018, consistent with the rates achieved in 2017. Underground grades in the first quarter of 11.06 g/t Au were above budget and higher than the prior year period due to a combination of mine sequencing and a positive grade reconciliation. Grades are expected to be lower throughout the remainder of 2018.
During the first quarter, 82,105 tonnes or 912 tpd were processed through the mill, in line with the prior year period. Milled grades averaged 11.07 g/t Au, higher than the prior year period and previous quarter. Mill throughput is expected to average 980 tpd for the full year with milled grades expected to return to budgeted grades of between 8.3 and 8.9 g/t Au for the remainder of the year. Reflecting the return to budgeted grades, gold production is expected to decrease in the second and third quarters and ramp up in the fourth quarter following completion of the mill expansion.
Financial Review
With the Company acquiring Island Gold in November 2017, financial information prior to the acquisition date has not been included in the comparative table above.
For the three months ended March 31, 2018, Island Gold generated revenues of $36.6 million, on record production and higher realized gold prices. Cost of sales of $27.5 million reflect an ongoing amortization charge related to the

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purchase price of the asset, which increases amortization to approximately $450 per ounce based on current mineral reserves and resources.
Total cash costs of $553 per ounce were below guidance levels of $575 per ounce, reflecting higher grades mined in the quarter. In addition, mine-site AISC of $633 per ounce were well below guidance of $825 per ounce driven primarily by lower sustaining capital spending in the first quarter. Mine-site AISC are expected to be higher for the remainder of 2018.
Capital expenditures totaled $13.9 million in the first quarter, with spending focused primarily on capitalized exploration, lateral development and the mill expansion. Total capital expenditures in the first quarter included $2.2 million of sustaining capital and $11.7 million of growth capital. Island Gold generated mine-site free cash flow of $9.8 million in the first quarter driven by stronger production and operating margins. The Company expects Island Gold to generate sufficient cash flow to fully fund its significant exploration program and the expansion to 1,100 tpd.

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Mulatos Operational and Financial Review

	Three Months Ended March 31,
	2018	2017
Gold production (ounces)	46,000	40,000
Gold sales (ounces)	44,659	38,675
Financial Review (in millions)
Operating Revenues	$59.6	$47.6
Cost of sales (1)	$43.6	$40.0
Earnings from operations	$12.7	$6.7
Cash provided by operating activities	$16.1	$9.1
Capital expenditures (sustaining) (2)	$0.8	$2.6
Capital expenditures (Mulatos growth) (2),(6)	$6.4	$3.5
La Yaqui Phase I construction cost (2)	$—	$5.3
Mine-site free cash flow, excluding La Yaqui construction costs (2)	$8.9	$3.0
Cost of sales, including amortization per ounce of gold sold (1)	$976	$1,034
Total cash costs per ounce of gold sold (2)	$786	$827
Mine site all-in sustaining costs per ounce of gold sold (2),(3)	$842	$920
Open Pit & Underground Operations
Tonnes of ore mined - open pit (4)	2,189,735	1,810,642
Total waste mined - open pit	1,998,605	1,890,744
Total tonnes mined - open pit	4,870,381	3,701,386
Waste-to-ore ratio (operating)	0.91	1.04
Tonnes of ore mined - underground	17,623	28,355
Crushing and Heap Leach Operations
Tonnes of ore stacked	1,750,471	1,686,961
Average grade of gold processed (5)	0.84	0.86
Contained ounces stacked	47,358	46,731
Mill Operations
Tonnes of high grade ore milled	30,389	35,764
Average grade of gold processed (5)	8.11	8.88
Contained ounces milled	7,917	10,204
Total contained ounces stacked and milled	55,275	56,935
Recovery ratio (ratio of ounces produced to contained ounces stacked and milled)	83%	70%
Ore crushed per day (tonnes) - combined	19,800	19,100

(1)	Cost of sales includes mining and processing costs, royalties and amortization.

(2)
Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures. Total cash costs and mine-site AISC are exclusive of net-realizable value adjustments.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(4)	Includes ore stockpiled during the quarter.

(5)	Grams per tonne of gold ("g/t Au").
(6) Includes capitalized exploration, of $1.1 million for the three months ended March 31, 2018.

Mulatos exceeded budget for the first quarter of 2018 with gold production of 46,000 ounces, including approximately 8,000 ounces from La Yaqui Phase I which achieved initial production in September 2017. Production in the quarter was higher than the prior year period mainly due to the contribution from La Yaqui Phase I, slightly offset by lower grades mined at the main Mulatos pit. As a result of the strong start to the year, and continued underground mining at San Carlos, the Company has increased 2018 production guidance to a range of 155,000 to 165,000 ounces. Consistent with annual guidance, the Company expects production to decrease in the second half of the year following the end of production from San Carlos.
Total crusher throughput averaged a record 19,800 tpd, higher than the same period of 2017 reflecting the addition of La Yaqui Phase I. A total of 1,750,471 tonnes were stacked in the first quarter at a grade of 0.84 g/t Au, consistent with annual guidance. The waste-to-ore ratio of 0.91:1 decreased relative to the prior year period as a result of the addition of La Yaqui Phase I, which has a minimal waste-to-ore ratio.
In the first quarter of 2018, 30,389 tonnes were milled at an average grade of 8.11 g/t Au from San Carlos. Consistent with budget, the tonnes mined during the quarter were lower than the same period of 2017 and the fourth quarter of 2017 as the underground mine nears the end of its life. San Carlos and existing stockpiles had been expected to be depleted by the end of the first quarter, however; the Company has identified additional ore, which is expected to extend the life to mid-2018.

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The ratio of ounces produced to contained ounces stacked and milled (or recovery ratio) was 83% in the quarter compared to 70% in the prior year period and guidance of 75%. The higher recoveries in the first quarter reflect the recovery of deferred production from the fourth quarter of 2017, as well as stronger than budgeted recoveries at La Yaqui Phase I.
Financial Review
For the three months ended March 31, 2018, revenues of $59.6 million were $12.0 million or 25% higher than the prior-year period reflecting a 15% increase in the number of ounces sold and a 10% higher realized gold price.
Cost of sales in the first quarter of $43.6 million were higher than the prior-year period as gross costs reflected higher tonnes stacked. Cost of sales reflects mining and processing costs, royalties, and amortization expense.
Total cash costs of $786 per ounce in the first quarter were 5% lower than $827 per ounce in the prior year period, reflecting the addition of lower cost La Yaqui Phase I production. Mine-site AISC in the quarter were $842 per ounce, 8% lower than the prior year period reflecting lower total cash costs and lower sustaining capital due to the timing of capital expenditures.
The substantial production and sales growth combined with higher gold prices and lower costs drove another strong quarter of cash flow, with Mulatos generating $8.9 million in mine-site free cash flow. The Mulatos operation is expected to generate strong cash flow in 2018, which will be used to advance the La Yaqui Grande and Cerro Pelon deposits through permitting, as well as funding exploration activities.

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El Chanate Operational and Financial Review

	Three Months Ended March 31,
	2018	2017
Gold production (ounces)	13,800	15,800
Gold sales (ounces)	13,093	16,253
Financial Review (in millions)
Operating Revenues	$17.4	$19.8
Cost of sales (1)	$16.6	$19.8
Earnings from operations	$0.8	$—
Cash provided by (used by) operating activities	$1.2	($1.0)
Capital expenditures	$0.1	$0.6
Mine-site free cash flow (2)	$1.1	($1.6)
Cost of sales, including amortization per ounce of gold sold (1)	$1,268	$1,218
Total cash costs per ounce of gold sold (2)	$1,176	$1,144
Mine site all-in sustaining costs per ounce of gold sold (2),(3)	$1,191	$1,187
Open Pit Operations
Tonnes of ore mined	1,006,371	905,915
Total tonnes mined	2,965,280	7,559,325
Waste-to-ore ratio (operating)	1.95	7.34
Average grade of gold (4)	0.60	0.53
Crushing and Heap Leach Operations
Total tonnes of ore stacked	1,009,177	919,244
Average grade of gold (4)	0.60	0.54
Total contained ounces stacked	19,467	15,959
Ore crushed and run-of-mine ore stacked per day (tonnes) - combined	11,200	10,200
Recovery ratio (ratio of ounces produced to contained ounces stacked)	71%	99%

(1)	Cost of sales includes mining and processing costs, royalties and amortization

(2)
Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release and associated MD&A for a description and calculation of these measures. Total cash costs and mine-site AISC are exclusive of net-realizable value adjustments.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(4)	Grams per tonne of gold ("g/t Au").

El Chanate produced 13,800 ounces of gold in the first quarter of 2018, down from 15,800 ounces in the prior year period reflecting lower stacking rates throughout 2017.
El Chanate is expected to continue to produce at lower than historical rates in 2018 as the mine reaches the end of mining activities by mid-year. Given the long leach cycle at El Chanate, the Company expects to benefit from ongoing gold production at decreasing rates into the second half of 2018 and beyond through residual leaching. This is expected to drive higher mine-site free cash flow the second half of the year.
In 2018 El Chanate continued to demonstrate an industry leading safety performance achieving milestones of over 3 years and 5.2 million hours without a lost time injury by the end of the first quarter.
Financial Review
For the three months ended March 31, 2018, revenue of $17.4 million was $2.4 million lower than the prior year period, reflecting fewer ounces sold, partially offset by higher realized gold prices.
Total cash costs of $1,176 per ounce and mine-site all-in sustaining costs of $1,191 per ounce in the first quarter were similar to the prior year period, reflecting a lower waste-to-ore ratio, and higher grades, offset by higher unit costs.
El Chanate generated positive mine-site free cash flow of $1.1 million in the quarter. This is expected to increase in the second half of the year as the mine transitions to residual leaching. Given El Chanate's higher cost structure, the Company has hedged all of its expected 2018 gold production through gold collar contracts, ensuring a minimum gold price of $1,290 and participation up to a price of $1,458 per ounce.

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First Quarter 2018 Development Activities
Mulatos District
La Yaqui Grande and Cerro Pelon
The capital budget for Cerro Pelon in 2018 is $8 million which will be spent on engineering, permitting and early stage construction activities. The Cerro Pelon deposit is located approximately three kilometres from the existing Mulatos operation. Given its proximity to Mulatos’ infrastructure, ore from the Cerro Pelon open pit is expected to be trucked to the existing heap leach circuit for processing. The environmental impact assessment (“MIA”) for Cerro Pelon is expected to be finalized and submitted mid-2018. Following approval, construction and pre-stripping activities are expected to take approximately 18 months with initial production expected in 2020. Recently completed work includes the design of the waste rock dump, haulage road and crushing circuit.
La Yaqui Grande’s capital budget for 2018 is $5 million with spending focused on permitting and project engineering. The MIA is expected to be completed and submitted by the end of 2018 with construction and pre-stripping activities commencing in the latter part of 2019 and production in 2021. Similar to La Yaqui Phase I, La Yaqui Grande will be developed as a standalone, open pit, heap leach operation. La Yaqui Grande exploration activities in 2017 were successful in increasing Mineral Reserves by 28% to 644,000 ounces as at December 31, 2017 (14.3 million tonnes grading 1.4 g/t Au).
During the first quarter, spending on La Yaqui Grande and Cerro Pelon was $2.0 million, which included $1.1 million of capitalized exploration. The Company recently awarded the Engineering, Procurement and Construction Management contract for its Cerro Pelon and La Yaqui Grande projects.
Lynn Lake
The Company owns 100% of the Lynn Lake development project, in Manitoba, Canada. The Company released a positive Feasibility Study on the project in December 2017 outlining average annual production of 143,000 ounces over a 10 year mine life (170,000 ounces over its first six years) at average mine-site all-in sustaining costs of $745 per ounce.
The 2018 capital budget for Lynn Lake is $12 million, comprised of $8 million for development activities and $4 million for exploration. Development spending will be focused on baseline work in support of the Environmental Impact Study (“EIS”) for the project that will be submitted to satisfy federal and provincial environmental assessment requirements. The permitting process is expected to take approximately two years followed by two years of construction.
The Company began evaluating various opportunities to enhance the project’s economics, including modifications to the overall site layout, plant design and water management. During the first quarter, $1.3 million was spent at Lynn Lake mainly on project optimization and exploration activities.
Turkey
The Company has been granted the Environmental Impact Assessment and Forestry Permits for Kirazlı and is awaiting the GSM (Business Opening and Operation) permit, which is granted by the Çanakkale Governorship.
On April 18, 2018, a snap election was called in Turkey with early parliamentary and presidential elections scheduled to be held on June 24, 2018. The Company does not anticipate receiving the GSM permit until after the election, which will delay construction activities planned for this year. As a result, the Company is revising its 2018 capital budget for Kirazlı to $25 million, down from $100 million, with spending focused on surrounding infrastructure projects. The Company will update its 2018 capital budget once the GSM permit has been received allowing for the ramp up of full scale construction activities.
Ongoing development activities include power line construction, tree clearing, road relocation and construction of the water reservoir. Approximately 70% of tree clearing and 15% of the road realignment earthworks and have now completed. The Company has awarded several key contracts, including civil works, subject to the receipt of the GSM. For the first quarter, development expenditures at Kirazlı were $5.1 million.
Kirazlı is expected to produce more than 100,000 ounces of gold in its first full year of production at mine-site AISC of less than $400 per ounce. This is expected to drive company-wide production growth, while significantly lowering the Company’s cost profile.
Other
The Company capitalized $0.5 million related to the Esperanza Project and $0.2 million to Quartz Mountain during the quarter.

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First Quarter 2018 Exploration Activities
Mulatos District, Mexico
The Company has a large exploration package covering 28,777 hectares with the majority of past exploration efforts focused around the Mulatos mine. Over the last three years, exploration has moved beyond the main Mulatos pit area and focused on prospects throughout the wider district. After significant exploration success at La Yaqui Grande over the past few years, the focus in 2018 has shifted to other parts of the district including El Carricito, El Halcon and El Jaspe.
In the first quarter of 2018, the Company invested $4.5 million in exploration activities within the Mulatos District, of which $1.1 million was capitalized and the remainder expensed. This included 14,792 metres (“m”) of diamond drilling and 1,059 m of reverse circulation drilling focused on both near-mine targets and regional targets including El Halcon and El Jaspe. Additionally, underground exploration of the San Carlos deposit concluded during the quarter.
At El Carricito, mapping and sampling continued during the first quarter with approximately 70% of the concession having been mapped to date. El Carricito will be a key focus of the 2018 exploration program with 10,000 m of scout drilling planned for the second half of this year.
Island Gold, Canada
Delineation drilling at Island Gold in 2017 was successful in increasing mineral reserves by 18%, net of mining depletion. In addition, the 2017 exploration drilling resulted in the addition of new mineral resources. The 2017 exploration program was also successful in outlining additional gold mineralization down plunge to the east. The majority of the exploration drill results in this area are not yet at the required drill spacing to allow for inclusion into the Inferred mineral resource category.
A key focus of the 2018 exploration program is on converting this newly outlined zone of mineralization into the Inferred mineral resource category. Other areas of focus include drilling, both beneath the existing mine infrastructure and to the west.
Surface exploration drilling
Surface exploration drilling totaled 9,187 m during the first quarter of 2018, with 12 holes completed as part of the directional exploration drilling campaign. The directional drilling targeted areas peripheral to the inferred mineral resource blocks below the 1,000 m level, with drill hole spacing ranging from 75 m to 100 m. The area being targeted by the surface directional drill program extends approximately 2,000 m in strike length between the 1,000 m and 1,500 m elevation below surface.
The surface directional drilling programs will continue in 2018 with a focus on defining new inferred mineral resources.
Underground exploration drilling
During the first quarter of 2018, a total of 8,865 m of underground exploration diamond drilling was completed in 44 holes from the 620 and 840 levels. The objective of the underground drilling is to identify new mineral resources close to existing mineral resource or reserve blocks.
Total expenditures across the surface and underground exploration drilling program at Island Gold during the first quarter of 2018 were $3.3 million, with $3.1 million capitalized.
Lynn Lake, Canada
Surface exploration drilling continued at Lynn Lake in the first quarter of 2018 with a total of 4,047 m drilled in nine holes. Exploration drilling was focused in the southern portion of the Lynn Lake Greenstone belt testing for the continuation of structures related to gold mineralization along strike of Burnt Timber and Linkwood, and testing two regional targets in the southern portion of the Lynn Lake Greenstone Belt.
Drilling will continue into the second quarter of 2018, and a regional exploration program will commence focused on refining existing high-priority exploration targets and generating a pipeline of prospective targets across the Lynn Lake Greenstone Belt.
A total of $4 million and 10,000 m of drilling is budgeted at the Lynn Lake project for 2018. Spending in the first quarter totaled $0.8 million.

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Review of First Quarter Financial Results
During the first quarter of 2018, the Company sold 130,045 ounces of gold for total revenue of $173.1 million, a 43% increase compared to the prior year period. This was primarily driven by the Island Gold acquisition, which contributed 27,503 ounces, or $36.6 million in sales for the quarter, and a higher realized price of $1,331 per ounce compared to $1,225 per ounce in the prior year period (a $10.5 million benefit). The Company's realized gold price in the first quarter was $1,331 per ounce, above the average London PM fix of $1,329 per ounce.
For the first quarter of 2018, cost of sales were $144.7 million, compared to $110.1 million in the prior-year period.
Mining and processing costs were $96.9 million compared to $77.9 million in the prior-year period. The increased costs were mainly the result of the addition of Island Gold, which added $13.6 million of mining and processing costs in the period.
Consolidated total cash costs for the quarter were $789 per ounce, compared to $827 in the prior year period. The decrease in total cash costs is attributable to the addition of lower cost ounces from Island Gold and improved cost profile at Mulatos, partially offset by higher costs at Young-Davidson.
In the first quarter, AISC per ounce decreased to $935 from $1,014 in the prior year period. This was primarily driven by the addition of lower cost ounces from Island Gold, and lower sustaining capital expenditures.
Royalty expense was higher in the first quarter at $5.7 million, compared to $3.8 million in the prior year period, primarily due to the addition of Island Gold, and higher ounces sold at Mulatos.
Amortization of $42.1 million in the quarter was higher than the prior year period expense of $28.4 million. Amortization was $324 per ounce, up from $289 per ounce in the prior year period, though consistent with the fourth quarter of 2017. This reflected higher amortization at all operating sites and the addition of Island Gold which carries a higher amortization per ounce charge.
The Company recognized earnings from operations of $18.5 million in the quarter, compared to $2.2 million in the same period of 2017, driven by record production and gold sales and stronger operating margins at Mulatos and Island Gold.
The Company reported a net earnings of $0.6 million in the quarter, compared to net earnings of $0.1 million in the same period of 2017. Net earnings in the period were significantly impacted by foreign exchange movements, as the Company recorded a foreign exchange loss of $1.3 million, in addition to foreign exchange losses recorded within deferred income taxes. Reflecting these foreign exchange adjustments, the Company recorded adjusted net earnings1 of $12.3 million or $0.03 per share.
Associated Documents

This press release should be read in conjunction with the Company’s interim consolidated financial statements for the three-month period ended March 31, 2018 and associated Management’s Discussion and Analysis (“MD&A”), which are available from the Company's website, www.alamosgold.com, in the "Investors" section under "Reports and Financials", and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).
Reminder of First Quarter 2018 Results Conference Call
The Company's senior management will host a conference call on Wednesday, May 2, 2018 at 11:00 am ET to discuss the first quarter 2018 results.
Participants may join the conference call by dialling (416) 340-2216 or 1-800-273-9672 for calls within Canada and the United States, or via webcast at www.alamosgold.com.
A playback will be available until May 30, 2018 by dialling (905) 694-9451 or (800) 408-3053 within Canada and the United States. The pass code is 4178075#. The webcast will be archived at www.alamosgold.com.

(1) Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release for a description and calculation of these measures.

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Qualified Persons
Chris Bostwick, FAusIMM, Alamos’ Vice President, Technical Services, who is a qualified person within the meaning of National Instrument 43-101 ("Qualified Person"), has reviewed and approved the scientific and technical information contained in this press release.

About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from four operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.
FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice-President, Investor Relations
(416) 368-9932 x 5439
The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

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Cautionary Note
This news release contains forward-looking statements and forward-looking information as defined under Canadian and U.S. securities laws.  All statements, other than statements of historical fact, are, or may be deemed to be, forward-looking statements. Words such as "expect", "believe", "anticipate", "will", "intend", "estimate", "forecast", "budget" and similar expressions identify forward-looking statements.
Forward-looking statements include information as to strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans and expected sustainable productivity increases, expected increases in mining activities and corresponding cost efficiencies, expected drilling targets, expected sustaining costs, expected improvements in cash flows and margins, expectations of changes in capital expenditures, forecasted cash shortfalls and the Company’s ability to fund them, cost estimates, projected exploration results, projected development and permitting timelines, reserve and resource estimates, expected production rates and use of the stockpile inventory, expected recoveries, sufficiency of working capital for future commitments and other statements that express management’s expectations or estimates of future performance.
Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements.
Such factors and assumptions underlying the forward-looking statements in this document include, but are not limited to: changes to current estimates of mineral reserves and resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance; labour and contractor availability and other operating or technical difficulties); fluctuations in the price of gold; changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso, Turkish Lira and U.S. dollar); the impact of inflation; changes in our credit rating; any decision to declare a dividend; employee relations; litigation; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; development delays at the Young-Davidson mine; inherent risks associated with mining and mineral processing; the risk that the Young-Davidson, Island Gold, Mulatos and El Chanate mines may not perform as planned; uncertainty with the Company’s ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits, including the necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for the Company’s development stage assets, including specifically its Turkish mineral properties; contests over title to properties; changes in national and local government legislation (including tax legislation) in Canada, Mexico, Turkey, the United States and other jurisdictions in which the Company does or may carry on business in the future; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company.
Additional risk factors and details with respect to risk factors affecting the Company are set out in the Company’s latest Annual Information Form and MD&A, each under the heading “Risk Factors”, available on the SEDAR website at www.sedar.com. The foregoing should be reviewed in conjunction with the information found in this news release. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.
Cautionary Note to U.S. Investors Concerning Measured, Indicated and Inferred Resources
The Company is required to prepare its resource estimates in accordance with standards of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in Canadian National Instrument 43-101 (NI 43-101). These standards are materially different from the standards generally permitted in reports filed with the United States Securities and Exchange Commission. When describing resources we use the terms "measured", "indicated" or "inferred” resources which are not recognized by the United States Securities and Exchange Commission.  The estimation of measured resources and indicated resources involve greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that any part of measured or indicated resources will ever be converted into economically or legally mineable proven or probable reserves. The estimation of inferred resources may not form the basis of a feasibility or other economic studies and involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources.
Non-GAAP Measures and Additional GAAP Measures
The Company has included certain non-GAAP financial measures to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:

•	adjusted net earnings and adjusted earnings per share;

•	cash flow from operating activities before changes in working capital and taxes received;

•	company-wide free cash flow;

•	total mine-site free cash flow;

•	mine-site free cash flow;

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•	total cash cost per ounce of gold sold;

•	all-in sustaining cost ("AISC") per ounce of gold sold;

•	mine-site all-in sustaining cost ("Mine-site AISC") per ounce of gold sold;

•	sustaining and non-sustaining capital expenditures; and

•	earnings before interest, taxes, depreciation, and amortization
The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes in to the measures are dully noted and retrospectively applied as applicable.
Adjusted Net Earnings and Adjusted Earnings per Share
“Adjusted net earnings” and “adjusted earnings per share” are non-GAAP financial measures with no standard meaning under IFRS which exclude the following from net earnings:

•	Foreign exchange gain (loss)

•	Items included in Other loss

•	Certain non-reoccurring items

•	Foreign exchange gain (loss) recorded in deferred tax expense
Net earnings have been adjusted, including the associated tax impact, for the group of costs in “Other loss” on the consolidated statement of comprehensive income. Transactions within this grouping are: the fair value changes on non-hedged derivatives; the renunciation of flow-through exploration expenditures; and loss on disposal of assets. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings.
The Company uses adjusted net earnings for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of adjusted net earnings. Consequently, the presentation of adjusted net earnings enables shareholders to better understand the underlying operating performance of the core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies.
Adjusted net earnings is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

(in millions)
	Three Months Ended March 31,
	2018	2017
Net Earnings	$0.6	$0.1
Adjustments:
Foreign exchange loss (gain)	1.3	(5.9)
Other loss	0.7	2.0
Unrealized foreign exchange loss (gain) recorded in deferred tax expense	9.5	(1.1)
Other income and mining tax adjustments (1)	0.2	(0.2)
Adjusted net earnings (loss)	$12.3	($5.1)
Adjusted earnings (loss) per share - basic	$0.03	($0.02)

(1)	This reflects the recognition of previously unrecognized capital losses.

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Cash Flow from Operating Activities before Changes in Working Capital and Cash Taxes
“Cash flow from operating activities before changes in working capital and cash taxes” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in working capital and taxes received to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows. “Cash flow from operating activities before changes in working capital” is a non-GAAP financial measure with no standard meaning under IFRS.
The following table reconciles the non-GAAP measure to the consolidated statements of cash flows.

(in millions)
	Three Months Ended March 31,
	2018	2017
Cash flow from operating activities	$58.8	$20.1
Add back: Changes in working capital and cash taxes	3.8	14.1
Cash flow from operating activities before changes in working capital and cash taxes	$62.6	$34.2
Company-wide Free Cash Flow
“Company-wide free cash flow" is a non-GAAP performance measure calculated from the consolidated operating cash flow, less consolidated mineral property, plant and equipment expenditures. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash company-wide. Company-wide free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Company-wide free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

(in millions)
	Three Months Ended March 31,
	2018	2017
Cash flow from operating activities	$58.8	$20.1
Less: mineral property, plant and equipment expenditures	(51.5)	(33.6)
Company-wide free cash flow	$7.3	($13.5)

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Mine-site Free Cash Flow
"Mine-site free cash flow" is a non-GAAP financial performance measure calculated as cash flow from mine-site operating activities, less mineral property, plant and equipment expenditures. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Mine-site free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Total Mine-Site Free Cash Flow
	Three Months Ended March 31,
	2018	2017
(in millions)
Cash flow from operating activities	$58.8	$20.1
Less: operating cash flow used by non-mine site activity	(9.6)	(6.5)
Cash flow from operating mine-sites	$68.4	$26.6

Mineral property, plant and equipment expenditure	$51.5	$33.6
Less: capital expenditures from development projects, and corporate	(7.4)	(8.3)
Capital expenditure from mine-sites	$44.1	$25.3

Total mine-site free cash flow	$24.3	$1.3

Young-Davidson Mine-Site Free Cash Flow
	Three Months Ended March 31,
	2018	2017
(in millions)
Cash flow from operating activities	$27.4	$18.5
Mineral property, plant and equipment expenditure	(22.9)	(18.6)
Mine-site free cash flow	$4.5	($0.1)

Mulatos Mine-Site Free Cash Flow
	Three Months Ended March 31,
	2018	2017
(in millions)
Cash flow from operating activities	$16.1	$9.1
Mineral property, plant and equipment expenditure	(7.2)	(11.4)
Less: La Yaqui Phase I construction cost	—	5.3
Mulatos mineral property, plant and equipment expenditure	($7.2)	($6.1)
Mine-site free cash flow[1]	$8.9	$3.0
1. Excludes construction capital at La Yaqui Phase I.

Island Gold Mine-Site Free Cash Flow
	Three Months Ended March 31,
	2018	2017
(in millions)
Cash flow from operating activities	$23.7	—
Mineral property, plant and equipment expenditure	(13.9)	—
Mine-site free cash flow	$9.8	$—

El Chanate Mine-Site Free Cash Flow
	Three Months Ended March 31,
	2018	2017
(in millions)
Cash flow from operating activities	$1.2	($1.0)
Mineral property, plant and equipment expenditure	(0.1)	(0.6)
Mine-site free cash flow	$1.1	($1.6)

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Total Cash Costs per ounce
Total cash costs per ounce is a non-GAAP term typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. This non-GAAP term is also used to assess the ability of a mining company to generate cash flow from operations. Total cash costs per ounce includes mining and processing costs plus applicable royalties, and net of by-product revenue and net realizable value adjustments. Total cash costs per ounce is exclusive of exploration costs.
Total cash costs per ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
All-in Sustaining Costs per ounce and Mine-site All-in Sustaining Costs
The Company adopted an “all-in sustaining costs per ounce” non-GAAP performance measure in accordance with the World Gold Council published in June 2013. The Company believes the measure more fully defines the total costs associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in sustaining costs per ounce” as determined by the Company compared with other mining companies. In this context, “all-in sustaining costs per ounce” for the consolidated Company reflects total mining and processing costs, corporate and administrative costs, share-based compensation, exploration costs, sustaining capital, and other operating costs.
For the purposes of calculating "mine-site all-in sustaining costs" at the individual mine-sites, the Company does not include an allocation of corporate and administrative costs and share-based compensation, as detailed in the reconciliations below.
Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature. For each mine-site reconciliation, corporate and administrative costs, and non-site specific costs are not included in the all-in sustaining cost per ounce calculation.
All-in sustaining costs per gold ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
Total Cash Costs and All-in Sustaining Costs per Ounce Reconciliation Tables
The following tables reconciles these non-GAAP measures to the most directly comparable IFRS measures on a Company-wide and individual mine-site basis.

Total Cash Costs and AISC Reconciliation - Company-wide
	Three Months Ended March 31,
	2018	2017
(in millions, except ounces and per ounce figures)
Mining and processing	$96.9	$77.9
Royalties	5.7	3.8
Total cash costs	$102.6	$81.7
Gold ounces sold	130,045	98,755
Total cash costs per ounce	$789	$827

Total cash costs	$102.6	$81.7
Corporate and administrative(1)	4.4	3.7
Sustaining capital expenditures(2)	10.7	9.3
Share-based compensation	1.6	3.8
Sustaining exploration	1.7	1.0
Accretion of decommissioning liabilities	0.6	0.6
Total all-in sustaining costs	$121.6	$100.1
Gold ounces sold	130,045	98,755
All-in sustaining costs per ounce	$935	$1,014

(1)	Corporate and administrative expenses exclude expenses incurred at development properties.

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(2)
Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at growth projects and certain expenditures at operating sites which are deemed expansionary in nature. Total sustaining capital for the period is as follows:

	Three Months Ended March 31,
	2018	2017
Capital expenditures per cash flow statement	$51.5	$33.6
Less: non-sustaining capital expenditures at:
Young-Davidson	(15.3)	(12.5)
Mulatos	(6.4)	(8.8)
Island Gold	(11.7)	—
El Chanate	—	—
Corporate and other	(7.4)	(3.0)
	$10.7	$9.3

Young-Davidson Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended March 31,
	2018	2017
(in millions, except ounces and per ounce figures)
Mining and processing	$36.0	$29.9
Royalties	0.9	1.2
Total cash costs	$36.9	$31.1
Gold ounces sold	44,790	43,827
Total cash costs per ounce	$824	$710

Total cash costs	$36.9	$31.1
Sustaining capital expenditures	7.6	6.1
Exploration	—	0.1
Total all-in sustaining costs	$44.5	$37.3
Gold ounces sold	44,790	43,827
Mine-site all-in sustaining costs per ounce	$994	$851

Mulatos Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended March 31,
	2018	2017
(in millions, except ounces and per ounce figures)
Mining and processing	$31.9	$29.4
Royalties	3.2	2.6
Total cash costs	$35.1	$32.0
Gold ounces sold	44,659	38,675
Total cash costs per ounce	$786	$827

Total cash costs	$35.1	$32.0
Sustaining capital expenditures	0.8	2.6
Exploration	1.2	0.5
Accretion of decommissioning liabilities	0.5	0.5
Total all-in sustaining costs	$37.6	$35.6
Gold ounces sold	44,659	38,675
Mine-site all-in sustaining costs per ounce	$842	$920

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Island Gold Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended March 31,
	2018	2017
(in millions, except ounces and per ounce figures)
Mining and processing	$13.6	$—
Royalties	1.6	—
Total cash costs	$15.2	$—
Gold ounces sold	27,503	—
Total cash costs per ounce	$553	$—

Total cash costs	$15.2	$—
Sustaining capital expenditures	2.2	—
Total all-in sustaining costs	$17.4	$—
Gold ounces sold	27,503	—
Mine-site all-in sustaining costs per ounce	$633	$—

El Chanate Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended March 31,
	2018	2017
(in millions, except ounces and per ounce figures)
Mining and processing	$15.4	$18.6
Total cash costs	$15.4	$18.6
Gold ounces sold	13,093	16,253
Total cash costs per ounce	$1,176	$1,144

Total cash costs	$15.4	$18.6
Sustaining capital expenditures	0.1	0.6
Accretion of decommissioning liabilities	0.1	0.1
Total all-in sustaining costs	$15.6	$19.3
Gold ounces sold	13,093	16,253
Mine-site all-in sustaining costs per ounce	$1,191	$1,187

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Earnings Before Interest, Taxes, Depreciation, and Amortization (“EBITDA”)
EBITDA represents net earnings before interest, taxes, depreciation, and amortization. EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.
EBITDA does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The following is a reconciliation of EBITDA to the consolidated financial statements:

(in millions)
	Three Months Ended March 31,
	2018	2017
Net earnings	$0.6	$0.1
Add back:
Finance expense	0.9	4.2
Amortization	42.1	28.4
Deferred income tax expense	7.0	0.7
Current income tax expense	8.0	1.1
EBITDA	$58.6	$34.5
Additional GAAP Measures
Additional GAAP measures are presented on the face of the Company’s consolidated statements of comprehensive income and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following additional GAAP measures are used and are intended to provide an indication of the Company’s mine and operating performance:

•
Earnings from operations - represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, loss on redemption of senior secured notes and income tax expense

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Unaudited Consolidated Statements of Financial Position, Comprehensive
Income, and Cash Flows
ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Financial Position
(Unaudited - stated in millions of United States dollars)

	March 31, 2018	December 31, 2017
A S S E T S
Current Assets
Cash and cash equivalents	$231.8	$200.8
Equity securities	11.4	35.8
Amounts receivable	35.6	41.0
Inventory	160.8	161.2
Other current assets	16.6	14.4
Total Current Assets	456.2	453.2

Non-Current Assets
Long-term inventory	68.4	68.7
Mineral property, plant and equipment	2,758.6	2,753.4
Other non-current assets	44.3	45.0
Total Assets	$3,327.5	$3,320.3

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities	$96.0	$101.0
Income taxes payable	15.2	12.2
Dividends payable	3.9	—
Total Current Liabilities	115.1	113.2

Non-Current Liabilities
Deferred income taxes	483.9	477.0
Decommissioning liabilities	45.0	44.6
Other non-current liabilities	3.6	4.3
Total Liabilities	647.6	639.1

E Q U I T Y
Share capital	$3,692.5	$3,691.7
Contributed surplus	91.2	89.5
Warrants	3.9	4.0
Accumulated other comprehensive income	0.1	13.0
Deficit	(1,107.8)	(1,117.0)
Total Equity	2,679.9	2,681.2
Total Liabilities and Equity	$3,327.5	$3,320.3

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ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Comprehensive Income
(Unaudited - stated in millions of United States dollars, except per share amounts)

	For three months ended
	March 31,	March 31,
	2018	2017
OPERATING REVENUES	$173.1	$121.0

COST OF SALES
Mining and processing	96.9	77.9
Royalties	5.7	3.8
Amortization	42.1	28.4
	144.7	110.1
EXPENSES
Exploration	3.9	1.2
Corporate and administrative	4.4	3.7
Share-based compensation	1.6	3.8
	154.6	118.8
EARNINGS FROM OPERATIONS	18.5	2.2

OTHER EXPENSES
Finance expense	(0.9)	(4.2)
Foreign exchange (loss) gain	(1.3)	5.9
Other loss	(0.7)	(2.0)
EARNINGS BEFORE INCOME TAXES	$15.6	$1.9

INCOME TAXES
Current income tax expense	(8.00)	(1.1)
Deferred income tax expense	(7.0)	(0.7)
NET EARNINGS	$0.6	$0.1

Items that may be subsequently reclassified to net earnings:
(Loss) gain on currency hedging instruments, net of taxes	(1.4)	1.9
Items that will not be reclassified to net earnings:
Unrealized gain on equity securities, net of taxes	1.0	1.7
Total other comprehensive (loss) income	($0.4)	$3.6
COMPREHENSIVE INCOME	$0.2	$3.7

EARNINGS PER SHARE
– basic	$0.00	$0.00
– diluted	$0.00	$0.00
Weighted average number of common shares outstanding (000's)
– basic	389,254	284,748
– diluted	392,413	289,450

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ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Cash Flows
(Unaudited - stated in millions of United States dollars)

	For three months ended
	March 31,	March 31,
	2018	2017
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net earnings for the period	$0.6	$0.1
Adjustments for items not involving cash:
Amortization	42.1	28.4
Foreign exchange loss (gain)	1.3	(5.9)
Current income tax expense	8.0	1.1
Deferred income tax expense	7.0	0.7
Share-based compensation	1.6	3.8
Finance expense	0.9	4.2
Other items	1.1	1.8
Changes in working capital and cash taxes	(3.8)	(14.1)
	58.8	20.1
INVESTING ACTIVITIES
Mineral property, plant and equipment	(51.5)	(33.6)
Proceeds from sale of equity securities	24.9	—
	(26.6)	(33.6)
FINANCING ACTIVITIES
Net proceeds from equity financing	—	239.1
Repayment of equipment financing obligations	(1.2)	(1.4)
Proceeds from the exercise of options and warrants	0.7	2.3
	(0.5)	240.0
Effect of exchange rates on cash and cash equivalents	(0.7)	0.5
Net increase in cash and cash equivalents	31.0	227.0
Cash and cash equivalents - beginning of period	200.8	252.2
CASH AND CASH EQUIVALENTS - END OF PERIOD	$231.8	$479.2

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